TransAlta’s Majority Owned Subsidiary, TransAlta Renewables Inc., Completes $200 Million Initial Public Offering

THE CONTENTS OF THIS NEWS RELEASE HAVE BEEN MODIFIED TO SATISFY U.S. SECURITIES LAW REQUIREMENTS

CALGARY, Alberta (August 9, 2013) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) and TransAlta Renewables Inc. (“TransAlta Renewables” or “Renewables”) (TSX: RNW) announced today the completion of Renewables’ $200 million initial public offering (the “Offering”) of common shares (the “Common Shares”) at a price of $10.00 per Common Share (the “Offering Price”). The underwriters have been granted an over-allotment option to purchase up to an additional three million Common Shares at the Offering Price, exercisable in whole or in part, from time to time, for a period of up to 30 days after Closing (the “Closing”) which, if exercised in full, will increase the total gross proceeds of the Offering to $230 million.

As at Closing, TransAlta holds an approximate 82.6% interest in TransAlta Renewables. TransAlta’s interest will be reduced to approximately 79.9% interest if the over-allotment option is exercised in full.

“We are very pleased to conclude this process and launch TransAlta Renewables as we look to grow our renewables business and continue to build value for investors of both companies,” said Dawn Farrell, President and CEO of TransAlta Corporation.

The Offering, previously announced on June 26, 2013, resulted in gross proceeds to TransAlta Renewables of $200 million. The net proceeds of the Offering were used by TransAlta Renewables to repay a portion of the indebtedness issued by Renewables in association with the indirect acquisition from TransAlta of 28 fully contracted wind and hydro power generation facilities, having an aggregate installed generating capacity of 1,234 MW, in which Renewables holds a net ownership interest of approximately 1,112 MW.

The shares of TransAlta Renewables have not been, nor will they be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, ''U.S. persons'' (as defined in Regulation S under the United States Securities Act of 1933, as amended) except pursuant to certain exemptions. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the TransAlta Renewables’ shares in the United States or to, or for the account or benefit of, U.S. persons.

TransAlta Corperation  • 110-12th Avenue S.W. •  Box 1900  • Calgary, Alberta •  T2P 2M1

www.transalta.com

Forward-Looking Statements

This news release contains forward-looking statements about TransAlta’s and TransAlta Renewables' objectives, plans, goals, intentions, strategies, prospects and opportunities. Forward-looking statements in this news release include statements relating to expected growth of Renewables business and TransAlta’s expected ownership level in TransAlta Renewables in the event the over-allotment option is exercised in full. These forward-looking statements are not historical facts but reflect TransAlta’s current expectations concerning future plans, actions and results.  These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to, changes in economic and market conditions, and other risks and uncertainties discussed in TransAlta’s and Renewables’ materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the final prospectus of TransAlta Renewables. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s and Renewables’ expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

About TransAlta Renewables

TransAlta Renewables owns a portfolio of renewable power generation facilities. TransAlta Renewables’ objective is to (i) create stable, consistent returns for investors through the ownership of contracted renewable power generation assets that provide stable cash flow through long-term power purchase agreements with creditworthy counterparties, including TransAlta; (ii) pursue and capitalize on strategic growth opportunities in the renewable power generation sector; and (iii) pay out a portion of cash available for distribution to the shareholders of TransAlta Renewables on a monthly basis. TransAlta Renewables has acquired 28 wind and hydroelectric power generation facilities, having an aggregate installed generating capacity of 1,234 MW, in which TransAlta Renewables has a net ownership interest of approximately 1,112 MW. TransAlta Renewables' power generating capacity is among the largest of any publicly-traded renewable independent power producer ("IPP") in Canada, with more wind power generating capacity than any other Canadian publicly-traded IPP. TransAlta Renewables' strategy is focused on the efficient operation of its portfolio of renewable power generation assets and expanding its asset base through the acquisition of additional renewable power generation facilities in operation or under construction.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540

TransAlta Corperation  • 110-12th Avenue S.W. •  Box 1900  • Calgary, Alberta •  T2P 2M1

www.transalta.com